

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

December 15, 2008

via U.S. mail and facsimile

Crit S. DeMent, Chief Executive Officer of the General Partner
Leaf Equipment Leasing Income Fund III, L.P.
110 South Poplar Street,   Suite 101,
Wilmington Delaware 19801

> **RE: Leaf Equipment Leasing Income Fund III, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2008**
> **Filed August 14, 2008**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2008**
> **Filed November 19, 2008**
> **File No. 333-137734**

Dear Mr. DeMent:

We have reviewed your response letter dated November 19, 2008 and have the following additional comment.

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

1. We note in your Form 10-Q for the quarter ended September 30, 2008, you discuss how your provision for credit losses has increased due to the growth in the size of their portfolio as well as the worsening of general economic conditions. Please expand MD&A, in future filings, to provide a discussion of recent economic events, including the lower market-wide demand and its current and expected future impact on your operations, financial position and liquidity. This disclosure should provide detailed information on your customers, your lease portfolio, expected trends, management's response for managing these events, potential future actions by management and other detailed information such as how you are able to increase your net investment in your lease portfolio in spite of the economic downturn. Expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic

events, including the credit shortage, may affect other sources of liquidity, including your current debt instruments and related covenant compliance. In your response to this letter, please provide a detailed description of proposed future disclosure.

* * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Melissa Rocha at (202) 551-3854 or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief